[PATTON BOGGS LLP LETTERHEAD]
March 20, 2007
Philip G. Feigen
202-457-6142
pfeigen@pattonboggs.com
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
Re:	Blair Corporation Preliminary Proxy Statement on Schedule 14A Filed February 8, 2007 File No. 1-00878
Dear Mr. Owings:
     On behalf of Blair Corporation, set forth below are the responses of Blair Corporation (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 7, 2007 (the “Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 8, 2007 (“Schedule 14A”). For your convenience we have repeated in bold type the comments as set forth in the Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.
General
1.	According to Schedule 13D filed on January 25, 2007, Seymour Holtzman stated that he advised you the he would vote against the merger and that he may attempt to communicate with the board of directors and with shareholders regarding the proposed merger. Please expand your disclosure in an appropriate section to discuss Mr. Holtzman’s intentions to communicate with the board and with shareholders. To the extent that communications have already taken place, please update your disclosure to describe those communications.

We note the Staff’s comment and have revised the Proxy Statement by adding additional disclosure on page 17.

March 20, 2007

Representations and Warranties, page 27
2.	We note your disclosure, “The representations and warranties of each party set forth in the merger agreement have been made solely for the benefit of the other party to the merger agreement.” Please revise to remove any potential implication that the referenced merger agreement, or any other descriptions of its terms, does not constitute public disclosure under the federal securities laws.

We note the Staff’s comment and have revised the Proxy Statement by deleting the sentence referenced in the comment and adding the additional disclosure on page27.
The requested representations from the Company are included in a letter from the Company to the Staff attached hereto. If you have further questions or comments, or if you require additional information, please do not hesitate to contact me at (202) 457-6142. Thank you for your assistance.
Very truly yours,
/S/ Philip G. Feigen
Philip G. Feigen
cc: Adelmo Lopez, Blair Corporation

[LETTERHEAD OF BLAIR CORPORATION]
March 20, 2007
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
Re:	Blair Corporation Preliminary Proxy Statement on Schedule 14A Filed February 8, 2007 File No. 1-00878
Dear Mr. Owings:
     This letter responds on behalf of Blair Corporation, a Delaware corporation (the “Company”) to the request for certain representations from the Company by the staff of the Securities and Exchange Commission (“the Staff”) contained in their letter dated March 7, 2007 relating to the preliminary proxy statement on Schedule 14A filed by the Company on February 8, 2007 (“Schedule 14A”).
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this request, please telephone Philip G. Feigen at (202) 457-6142 at the law firm of Patton Boggs LLP.
Very truly yours,
/S/ Adelmo S. Lopez
Adelmo S. Lopez
President and Chief Executive Officer